

August 9, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (609) 219-1238

Joseph A. Falsetti
President & Chief Executive Officer
Ascendia Brands, Inc.
100 American Metro Boulevard, Suite 108
Hamilton, New Jersey 08619

   **Re: Ascendia Brands, Inc.
     Preliminary Revised Information Statement on Schedule 14C
     Filed July 25, 2007
     Preliminary Revised Information Statement on Schedule 14C
     Filed July 25, 2007
     Preliminary Revised Information Statement on Schedule 14C
     Filed July 25, 2007.
     File Nos. 001-32187**

Dear Mr. Falsetti:

  We have completed our review of your three Schedule 14Cs and have no further comments at this time.

            Sincerely,

            Pamela A. Long
            Assistant Director

cc: Herbert Henryson II (*via facsimile* 212/986-0604)
   Wolf, Block, Schorr and Solis-Cohen LLP
   250 Park Avenue
   New York, New York 10177